Exhibit D

June 17, 2008

On June 17th, 2008 Alcatel-Lucent announced that it had entered into a definitive agreement to acquire Motive, Inc. (OTC:MOTV), a leading provider of service management software for broadband and mobile data services, through a cash tender offer for all outstanding Motive shares at a price of $2.23 per share, representing an approximate value of $67.8 million.

The purchase price of $2.23 per share represents a premium of approximately 53% over the closing price of the shares on June 16, 2008 and a premium of approximately 51% over the average closing price of the shares for the 90 days prior to June 16, 2008. The transaction is expected to close by early in the fourth quarter of 2008.

The transaction has been structured as a two-step acquisition including a cash tender offer for all outstanding shares of Motive common stock followed by a merger of Motive with and into a subsidiary of Alcatel-Lucent. The transaction is expected to close by early in the fourth quarter of 2008.

The acquisition extends a productive three-year relationship between Alcatel-Lucent and Motive. The two companies jointly develop and sell remote management software solutions for automating the deployment, configuration and support of advanced home networking devices called residential gateways (RGs). Today Alcatel-Lucent and Motive have more than 40 joint customers including AT&T, Verizon, BT, Vodafone Portugal and Swisscom.

The tender offer is subject to a number of conditions, including: delivery of Motive’s audited financial statements for the years ended December 31, 2007 and December 31, 2006, which audited financial statements for 2007 shall be materially consistent in terms of assets and liabilities with the previously delivered unaudited financial statements for that period; Motive’s previously announced settlement of securities and derivative litigation becoming final and non-appealable; the expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and any applicable foreign competition laws; and other customary conditions.

In addition to the conditions described above, completion of the tender offer is subject to the condition that, as of the expiration date of the tender offer, there shall have been tendered at least 17,639,096 shares of common stock (which represents approximately 58.3% of the presently issued and outstanding shares of Motive common stock, including for such purpose the 2.5 million shares of Motive common stock expected to be issued in connection with the previously announced settlement of the

Company’s securities class action lawsuit). The purchaser in the tender offer, which is a subsidiary of Alcatel-Lucent, is permitted on a single occasion to lower the minimum number of shares described above to a level not less than 15,493,417 shares of common stock (which represents approximately 51.2% of the presently issued and outstanding shares of Motive common stock, including for such purpose the 2.5 million shares of Motive common stock expected to be issued in connection with the previously announced settlement of the Company’s securities class action lawsuit), plus the total number of shares of common stock issued or to be issued between the date of the merger agreement and the expiration date of the tender offer in response to certain elections to exercise options or warrants to purchase shares of Motive common stock.

The following Q&A provides additional information regarding the two companies and the upcoming proposed business combination.

1.	Who is Alcatel-Lucent?

Alcatel-Lucent provides solutions that enable service providers, enterprises and governments worldwide, to deliver voice, data and video communication services to end-users. As a leader in fixed, mobile and converged broadband networking, IP technologies, applications, and services, Alcatel-Lucent offers the end-to-end solutions that enable compelling communications services for people at home, at work and on the move. With operations in more than 130 countries, Alcatel-Lucent is a local partner with global reach. Alcatel-Lucent has the most experienced global services team in the industry, and Bell Labs, one of the largest research, technology and innovation organizations in the telecommunications industry. Alcatel-Lucent achieved revenues of Euro 17.8 billion and is incorporated in France, with executive offices in Paris.

The Fixed Access Division (FAD) is the global leader in broadband access and IPTV deployments, and a trusted partner that is guiding customers along the path of access network transformation. Alcatel-Lucent provides innovative access solutions to the top 20 global operators, supporting the largest mass deployments of video, voice and data services. Alcatel-Lucent also benefits from unmatched innovation and R&D resources. Alcatel-Lucent is the only vendor on the market able to bring customers the broadest product and services portfolio in all segments, thought leadership demonstrated by consultative marketing programs, substantial and ongoing investment in innovation and technology, and the experience of a market leader that is accustomed to supporting very large, complex end-to-end deployments

2.	What is Alcatel-Lucent’s vision and strategy for the digital home?

Alcatel-Lucent’s strategy for the digital home is to help service providers become an aggregator of many different services that can be delivered in the home, or on the move, to multiple devices. Alcatel-Lucent’s strategy is to focus on 4 key areas:

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Digital Home & Mobile Service Management — Alcatel-Lucent offers a unique solution called Digital Home Care that makes it easy for service providers to manage home network devices and associated services. It is a comprehensive solution that covers the home network and customer support interactions and facilitates customer self-installation, self-care. The cornerstone of this solution is the Alcatel-Lucent 5580 Home Network Manager (jointly developed with Motive) which has been deployed with more than 40 service providers worldwide (both Alcatel-Lucent and Motive references). The solution is evolving to support the complete customer service lifecycle for next generation services such as WiMAX and femtocell, and a variety of mobile broadband services and devices.

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Home Network Devices — For high-end devices, Alcatel-Lucent is engaged with 2Wire (a company in which Alcatel-Lucent made a strategic investment in 2005). Alcatel-Lucent has other strategic CPE partners as well, notably Zyxel, Thomson and Sagem. Alcatel-Lucent works closely with these players to make sure their devices are an integral part of its end-to-end triple-play architecture (TPSDA) and interwork fully with its IPTV and IMS solutions. Alcatel-Lucent also offers its own residential gateway products (Cellpipe 7130 RG) as well as a standalone Femtocell (9365 BSR FEMTO) to improve the quality of mobile services in the home. For FTTU deployments, Alcatel-Lucent offers a range of GPON ONT devices. Alcatel-Lucent also makes available a wide variety of WiMAX home devices through its Open CPE Program.

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Service access and usability — Service providers need to improve the user interface on the TV, PC and Mobile phone and expand their service offerings to be consistent across these multiple screens to win the home user. Alcatel-Lucent is developing a suite of applications and user interface tools to make it easy for subscribers to access new services in the home through a simple, intuitive portal.

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End-to-end integrator — Alcatel-Lucent has unparalleled experience in rolling out end-to-end networks, including multi-vendor deployments. In addition to supporting its own products in the digital home space, Alcatel-Lucent work with partners to pre-integrate and test a full range of products and configurations. This approach leverages Alcatel-Lucent’s IP transformation centers (available in all regions of the globe) where Alcatel-Lucent is able to perform large-scale integration and testing of end-to-end customer projects.

3.	Which products does Alcatel-Lucent have in the digital home space?

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Digital Home Care Solution: 5580 Home Network Manager (Device manager jointly developed with Motive), 5530 Network Analyzer (Loop management), currently has a cooperation agreement with Motive for customer service management solutions

•	IMS and IPTV applications for porting on CPEs

•	GPON ONTs: 7432 ISAM GPON ONT family

•	Femtocell: 9365 BSRFemto (UMTS)

•	WIMAX devices – Open CPE Program with technology partners

•	RGW: Cellpipe 7130 RG for low end and partnerships with Zyxel, Thomson and Sagem for high end. Also have ownership in 2Wire.

4.	Who is Motive?

Motive, Inc. (OTC:MOTV) is a leading provider of broadband and mobile service management software. Motive’s software helps wireline, wireless, cable and satellite operators worldwide deliver a new generation of IP-based services that seamlessly integrate voice, video and data into a single, connected experience. With Motive, operators can leverage a single service management platform to automate and remotely manage key customer touch points throughout the service lifecycle, across multiple services, networks and devices. The result is a consistent, unified experience for both customers and service providers that accelerates the rollout of new and converged services, reduces operational costs, drives revenues, and builds greater customer satisfaction and loyalty.

More than seventy of the world’s leading communications providers use Motive software, including AT&T, Bell Canada, BT, Deutsche Telekom, EMOBILE Ltd., HUGHES, SingTel, Softbank BB, Swisscom, Telecom Italia, Telefonica Brazil, and Verizon.

Headquartered in Austin, Texas, Motive was founded in 1997 and went public in June 2004. Motive has approximately 300 employees worldwide in the United States, Canada, Argentina, the UK, Germany, Switzerland, France, Spain, Italy, the Netherlands, India, Japan, Singapore, China, Australia and New Zealand.

Motive’s website is www.motive.com.

5.	What are Motive’s Service Management solutions?

Motive’s software helps wireline, wireless, cable and satellite operators worldwide providers deliver a consistent, seamless customer experience across the evolving triple play of voice, video and data services—to any device and on any wired or wireless network.

Motive offers software products used by communications providers to achieve end-to-end visibility and management control into the entire digital service delivery ecosystem. This level of visibility and control helps providers to automate and remotely manage common tasks such as activation, configuration, upgrades and customer support across multiple services, networks and devices. Motive offers solutions for the management of High-Speed Internet and home networking services as well as, IPTV and mobile services.

Motive’s High Speed Internet (HSI) solutions offer service providers a unified set of products for managing broadband activation and support processes. By automating and simplifying complex service processes, Motive’s HSI solutions make it easy for providers to bring millions of new customers online, while delivering a positive, consistent experience throughout the entire service lifecycle. In addition, Motive’s HSI solutions gives service providers the tools they need to help customers set up and manage the services and devices that power their home networks.

Motive’s IPTV solutions give providers end-to-end visibility into the entire IPTV service delivery ecosystem, and deliver key information that call center staff and field technicians can use to quickly identify and resolve service issues. Using Motive’s IPTV solutions, providers can view the entire IPTV ecosystem, including attached devices and applications to speed the resolution of service issues.

Motive’s Mobile Service Management (MSM) solutions streamline the delivery and management of complex mobile data and converged services. Using Motive’s MSM solutions, providers can:

•	Automate customer acquisition processes, increasing mainstream customer adoption of mobile data services,

•	Simplify common service processes, reducing call volume associated with new services

•	Empower call center and field technicians with purpose-built tools that increase the efficiency of assisted service and reduce average handle times and

•	Diagnose the cause of service issues, decreasing the number of no defect found handset returns.

Using Motive’s Mobile Service Management solution, providers can accelerate the roll out and management of mobile broadband and converged services by providing a unified management platform to manage multiple devices, services and networks.

6.	What makes Alcatel-Lucent and Motive a strong business combination?

The proposed transaction is a natural evolution of the successful three-year joint marketing and development agreement between Motive and Alcatel-Lucent. With 40 customers deploying jointly developed Home Network solutions, both companies hope to build on their successful relationship.

In addition, Alcatel-Lucent resells Motive’s solutions that help service providers seamlessly integrate voice, video and data into a single connected experience by automating and remotely managing key customer touch points throughout the service lifecycle.

As digital services expand inside and beyond the home with next generation of offerings such as Femtocells and WiMAX the opportunities for the combined companies continue to expand. Alcatel-Lucent sees digital home care and mobile service management as an important growth area linked to its overall networking business. The proposed acquisition will combine Alcatel-Lucent’s offerings in home network management with Motive’s offerings in this space. In addition, Motive’s portfolio of Mobile Service Management software will offer Alcatel-Lucent a natural extension into emerging areas such as the management of fixed/mobile services. The proposed combination of Motive’s software solutions with Alcatel-Lucent’s world-class equipment will help mobile and converged service providers deliver a seamless, consistent customer experience across converged services, networks and devices.

7.	What does the proposed acquisition mean for customers?

Both Motive and Alcatel-Lucent believe their customers will benefit from the proposed acquisition. Motive and Alcatel-Lucent pride themselves on ensuring their customers receive value from the investments they have made in their products. In this case, that means several things:

•	Commitment to uphold existing customer and product delivery schedules;

•	Immediately initiating an integration and transition process slated to produce a combined product roadmap; and

•	Careful planning to ensure each customer is able to gain maximum advantage from the new combined product set.

8.	What does the proposed transaction mean for business partners?

Strategic partnerships held by both companies will continue as the strength of these relationships is integral to Alcatel-Lucent’s stature in the market, business strategy and technology.

Upon consummation of the proposed transaction, Digital Home Care and Mobile Service Management solutions will continue to be positioned as CPE independent, in particular by implementing appropriate standards and maintaining an extensive interoperability program. Both Motive and Alcatel-Lucent remain committed to the evolution of wireline and wireless device management standards. Alcatel-Lucent will continue building strong relationships with its partners to foster new business opportunities and innovations that improve its customers’ businesses. The Motive and Alcatel-Lucent Partner Network is a growing group of distinguished companies that share Alcatel-Lucent’s vision to help service providers worldwide lower operational costs and deliver next-generation data, voice and video services.

Company Specific Media Contact:

MOTIVE	Alcatel-Lucent
Al Bellenchia	Régine Coqueran
Tel: + 1 212 681 1700	Tel: + 33 (0)1 40 76 49 24
abellenchia@torrenzano.com	egine.coqueran@alcatel-lucent.com

Stéphane Lapeyrade
Tel: + 33 (0)1 40 76 12 74
stephane.lapeyrade@alcatel-lucent.com

Mary-Lou Ambrus
Tel: + 1 908 582 8501
mambrus@alcatel-lucent.com

Safe Harbor for Forward Looking Statements

This document contains forward looking information based on the current expectations of Alcatel-Lucent and -Motive. Because forward looking statements involve risks and uncertainties, actual results could differ materially. All statements other than statements of historical fact are statements that could be deemed forward looking statements, including the expected benefits and costs of the transaction, management plans relating to the transaction, the anticipated timing of filings and approvals relating to the transaction, the ability of Motive to satisfy all conditions to closing of the transaction, the expected timing of the completion of the transaction, the ability to complete the transaction, any statements of the plans, strategies and objectives of future operations, and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected, risks related to the timing or ultimate completion of the transaction, that, prior to the completion of the transaction, Motive’s business may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies, and other risks that are described from time to time in the public filings of Alcatel-Lucent and Motive with the U.S. Securities and Exchange Commission.

The forward looking statements speak only as of the date of this document. Alcatel-Lucent and Motive expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward looking statements included in this letter to reflect any changes in expectations with regard thereto or any changes in events, conditions, or circumstances on which any such statement is based.

Important Additional Information

This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The tender offer that is a part of the transaction described herein has not yet commenced. The solicitation and the offer to buy shares of Motive common stock will only be pursuant to an offer to purchase, letter of transmittal and related materials that Alcatel-Lucent, or a subsidiary thereof, intends to file with the U.S. Securities and Exchange Commission. Motive intends to file with the U.S. Securities and Exchange Commission and mail to its stockholders a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in connection with the tender offer. When they are available, shareholders of Motive should read these materials carefully because they contain important information, including the terms and conditions of the tender offer. When they are available, shareholders will be able to obtain the offer to purchase, the letter of transmittal and related documents without charge from the U.S. Securities and Exchange Commission’s Website at www.sec.gov or from Motive’s Investor Relations department or the Investor Relations section of Motive’s website at http://ir.motive.com. Shareholders are urged to read carefully those materials when they become available prior to making any decisions with respect to the tender offer.